SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter and year-to-date period ended September 30, 2002

DSG INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

17/F Watson Centre,
16-22 Kung Yip Street, Kwai Chung,
New Territories, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Included as Exhibits to this 6-K Report

Exhibit
99.1	Certification Letter from the Chief Executive Officer

99.2	Certification Letter from the Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL LIMITED (Registrant)

By:	/s/ Edmund J. Schwartz
Edmund J. Schwartz Chief Financial Officer

December 6, 2002

Index to Exhibits

Exhibit No.
99.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification by Edmund J. Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

DSG INTERNATIONAL REPORTS THIRD QUARTER
AND YEAR-TO-DATE FINANCIAL RESULTS

DULUTH, Ga., December 6, 2002-DSG International Limited (NASDAQ: DSGIF) today announced financial results for the third quarter and year-to-date period ended September 30, 2002.

On November 11, 2002 the Company entered into a definitive agreement to sell its Australian subsidiaries. The sale of these subsidiaries was completed on December 6, 2002 for A$53,000,000 to an affiliate of Castle Harlan Australian Mezzanine Partners Pty Ltd. The sale proceeds were reduced by the repayment of bank indebtedness of A$11,348,860 and repayment of inter-company loans in the amount of A$4,239,646 and certain other items. As a result of the sale of its Australian subsidiaries, the Company has reclassified its consolidated financial statements to present the Australian subsidiaries operations as discontinued.

Net sales from continuing operations in the quarter ended September 30, 2002 declined by 6.2% to $63,939,000, compared to $68,198,000 for the third quarter last year. The drop in sales was mainly attributable to the shortfall in the Company’s North American business.

Gross profit margin from continuing operations for the third quarter 2002 was 32.6% compared to 29.3% for the same period in 2001. The increased margin was primarily due to the elimination of excess production capacity and manufacturing overhead in the Company’s North American operations that resulted from the 2001 Drypers acquisition and improved manufacturing efficiencies in the South East Asian operations. Selling, general and administrative expense for the third quarter ended September 30, 2002 as a percentage of net sales decreased to 31.1% compared to 35.8% for the same quarter in 2001.

Income from continuing operations for the third quarter ended September 30, 2002, was $106,000 or $0.02 per share, compared to a loss of $(12,373,000), or $(1.85) per share in the same quarter last year. The Company’s North American operations were the most significant contributor to this improvement as it completed its restructuring related to the Drypers acquisition in the first quarter of this year. In addition, interest expense for the quarter ended September 30, 2002 was $474,000, which was significantly lower compared to the $1,344,000 for the comparable prior year period due to reduced debt levels associated with the Drypers acquisition. The reduction in exchange loss in the third quarter ended September 30, 2002 of $1,090,000 compared to the comparable period last year is primarily attributed to an inter-company loan repayment that occurred in 2001 which negatively impacted last year. In addition, in the third quarter ended September 30, 2002 the Company recorded an impairment loss of $160,000 related to its UK operation.

Income from discontinued operations in the third quarter ended September 30, 2002 was $781,000 compared to $606,000 in the same period last year. Including discontinued operations, the net income for the three month period ended September 30, 2002 was $887,000, or $0.13 per share compared to a net loss of $(11,767,000), or $(1.76) per share for the same period last year.

For the nine months ended September 30, 2002, net sales from continuing operations decreased by 1.1% to $187,543,000 compared to $189,613,000 for the previous year. Gross margin from continuing operations improved to 32.5% from 29.6% in the previous year due to the improved manufacturing efficiencies in the South East Asian operations and the elimination of excess production capacity and manufacturing overhead in the Company’s North American operations that resulted from the Drypers acquisition. Interest expense for the nine months ended September 30, 2002 was reduced to $1,575,000 compared to $3,915,000 in the previous year. An exchange gain of $352,000 for the nine months ended September 30, 2002 compared to a loss of $(2,052,000) for the comparable period last year resulted from the previously mentioned inter-company loan repayment and the favorable fluctuation of Thai, Indonesian and Australian currencies against the U.S. dollar for the same period last year. The loss from continuing operations for the nine month period ended September 30, 2002 was $(830,000), or $(0.12) per share compared to a loss of $(18,128,000), or $(2.71) per share for the same period last year. The income from discontinued operations for the nine months ended September 30, 2002 was $2,539,000 compared to $1,161,000 in the previous year. Net income for the nine months ended September 30, 2002 was $1,709,000, or $0.24 per share, compared to a net loss of $(16,967,000), or $(2.54) per share for the same period last year.

Brandon Wang, Chairman, said: “Operational performance continues to improve throughout our entire locations world wide. In the third quarter, North America continued to gain strength and recorded much improved profit results over the prior year period. I am pleased with the progress in North America as it has successfully integrated the Drypers acquisition into its operations. Our Southeast Asian operations continue to gain market share in a very competitive market environment. The sale of our Australian business provides us with the ability to reinvest proceeds from this transaction into areas with greater long term growth opportunities than those available in the Australian market. I anticipate a good finish to 2002 which will add to our year-to-date improved financial results over last year.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

December 6, 2002

STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)

The Statements of Operations for the three-month and nine-month periods ended September 30, 2002 and 2001 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Net sales	$63,939	$68,198	$187,543	$189,613

Gross profit	20,866	20,005	61,009	56,183
Gain (loss) on sale of property, plant and equipment	(12)	(11)	233	13
Selling, general and administrative expense	(19,923)	(24,437)	(60,074)	(62,083)
Restructuring costs	50	(4,354)	(150)	(4,610)
Loss on asset impairment	(160)	—	(160)	—

Operating income (loss)	821	(8,797)	858	(10,497)
Interest expense	(474)	(1,344)	(1,575)	(3,915)
Exchange gain (loss)	(102)	(1,192)	305	(2,052)
Loss on divestiture	—	(642)	—	(642)
Other income	101	35	187	201

Income (loss) from continuing operations before income taxes	346	(11,940)	(225)	(16,905)
(Provision) credit for income taxes	(107)	(126)	369	(907)
Minority interest	(133)	(307)	(974)	(316)

Income (loss) from continuing operations	106	(12,373)	(830)	(18,128)
Discontinued operations
Income from discontinued operations before taxes	922	663	3,012	1,023
Provision for income taxes	(141)	(57)	(473)	138

Income from discontinued operations	781	606	2,539	1,161

Net income (loss)	$887	$(11,767)	$1,709	$(16,967)

STATEMENTS OF OPERATIONS - continued
(In thousands, except earnings per share)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Income (loss) per share
Continuing operations	$0.02	$(1.85)	$(0.12)	$(2.71)
Discontinued operations	$0.11	$0.09	$0.36	$0.17

Net income (loss) per share	$0.13	$(1.76)	$0.24	$(2.54)

Weighted average number of shares outstanding	6,989	6,675	6,989	6,675

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Net income (loss)	$887	$(11,767)	$1,709	$(16,967)
Other comprehensive income (loss)
Foreign currency translation adjustments	(866)	2,044	(44)	767

Comprehensive income (loss)	$21	$(9,723)	$1,665	$(16,200)

ADOPTION OF NEW ACCOUNTING STANDARD
(Dollars in thousands, unaudited)

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002. Under the provisions of SFAS 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. In accordance with the SFAS 142, the Company discontinued the amortization of goodwill and trademarks effective January 1, 2002. A reconciliation of previously reported net income (loss) and earnings (losses) per share to the amounts adjusted for the exclusion of goodwill and trademarks amortization net of the related income tax effect is as follows :

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Net income (loss)	$887	$(11,767)	$1,709	$(16,967)
Goodwill amortization, net of tax	—	51	—	153
Trademark amortization, net of tax	—	60	—	120

Adjusted net income (loss)	$887	$(11,656)	$1,709	$(16,694)

Adjusted income (loss) per share	$0.13	$(1.76)	$0.25	$(2.50)

The Company completed its assessment of possible impairment of indefinite life intangibles as of January 1, 2002 as required under the transition provisions of SFAS 142 and has concluded that no charge for impairment is necessary.

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

	September 30, 2002	December 31, 2001
Working capital	$5,740	$3,144
Total assets	123,855	138,648
Long-term debt	10,644	13,218
Shareholders’ equity	42,424	38,981

At September 30, 2002 the Company had cash totaling $8.5 million.